UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE

SECURITIES EXCHANGE ACT OF 1934

For the month of April 2026

Commission File Number: 001-42098

JIADE LIMITED

18/F, Block D, Huirong Plaza, No. 88, Section 3, Jinhua Road

Jinjiang District, Chengdu City, Sichuan Province

The People’s Republic of China
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒	Form 40-F ☐

Share Issuance

On April 6, 2026, JIADE LIMITED (the “Company”) adopted the JIADE LIMITED 2026 Equity Incentive Plan (the “Plan”) to retain the best available personnel for positions of responsibility with the Company.

Pursuant to the Plan, on April 6, 2026, the Company issued an aggregate of 2,900,000 Class B ordinary shares of the Company, par value US$0.0025 per share (the “Shares”), to Mr. Yuan Li, the Chairman of the Board of Directors and Co-Chief Executive Officer of the Company, for his service rendered to the Company. The Shares were issued to and held under the name of JD LIYUAN LIMITED, a British Virgin Islands company that is 100% owned by Mr. Yuan Li, on Mr. Yuan Li’s behalf.

As a result of the issuance of the Shares, Mr. Yuan Li now directly or indirectly controls approximately 99.09% of the aggregate voting power of the issued and outstanding ordinary shares of the Company.

Exhibits

Exhibit No.	Description
10.1	JIADE LIMITED 2026 Equity Incentive Plan (incorporated herein by reference to Exhibit 4.5 to the annual report on Form 20-F filed with the Securities and Exchange Commission on April 10, 2026)

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

JIADE LIMITED

Date: April 10, 2026	By:	/s/ Yuan Li
	Name:	Yuan Li
	Title:	Chairman of the Board of Directors